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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)*

                         Max & Erma's Restaurants, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   577903 10 7
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 577903 10 7
Page -2-


1.   Names of Reporting Person: Todd B. Barnum

     I.R.S. Identification Nos. of Above Persons (entities only): N/A

2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power: 388,498

6.   Shared Voting Power: 0

7.   Sole Dispositive Power: 388,498

8.   Shared Dispositive Power: 0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 388,498

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [X]

     Mr. Barnum expressly disclaims beneficial ownership of 420 shares held by his spouse.

11.  Percent of Class Represented by Amount in Row (9): 14.8%

12.  Type of Reporting Person: IN

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CUSIP No. 577903 10 7
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Item 1.

          (a)  Name of Issuer: Max & Erma's Restaurants, Inc.

          (b) Address of Issuer's Principal Executive Offices: 4849 Evanswood Drive, Columbus, Ohio 43229

Item 2.

          (a)  Name of Person Filing: Todd B. Barnum

          (b) Address of Principal Business Office or, if none, Residence: 4849 Evanswood Drive, Columbus, Ohio 43229

          (c)  Citizenship: USA

          (d)  Title of Class of Securities: Common Stock, $.10 par value

          (e)  CUSIP Number: 577903 10 7

Item 3.        Not Applicable

Item 4.        Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned: 388,498 shares (Includes 70,520 shares which Mr. Barnum has a right to purchase under presently exercisable options. Mr. Barnum expressly disclaims beneficial ownership of 420 shares held by his spouse).

          (b)  Percent of class: 14.8%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: 388,498

               (ii) Shared power to vote or to direct the vote: 0

               (iii) Sole power to dispose or to direct the disposition of:
                    388,498

               (iv) Shared power to dispose or to direct the disposition of: 0

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CUSIP No. 577903 10 7
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Item 5.        Ownership of Five Percent or Less of a Class

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

               Not Applicable

Item 8.        Identification and Classification of Members of the Group

               Not Applicable

Item 9.        Notice of Dissolution of Group

               Not Applicable

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 13, 2006
                                       ----------------------------------------
                                                         Date


                                                  /s/ Todd B. Barnum
                                       ----------------------------------------
                                                      Signature

                                                    Todd B. Barnum
                                       ----------------------------------------
                                                         Name